Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated May 8, 2007, with respect to the consolidated statements of operations, stockholders’ equity, and cash flows of NCO Group, Inc. (formerly known as Collect Holdings, Inc.) for the period July 13, 2006 (date of inception) to December 31, 2006 (Successor Period) and with respect to the consolidated statements of operations, stockholders’ equity, and cash flows for the period from January 1, 2006 to November 15, 2006 (collectively the Predecessor Period) of NCO Group, Inc. (as predecessor to Collect Holdings, Inc.) in the Registration Statement (Form S-1) and related Prospectus of NCO Group, Inc. for the registration of $165,000,000 of Floating Rate Senior Notes due 2013 and the registration of $200,000,000 of 11.875% Senior Subordinated Notes due 2014.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
April 24, 2009